R.F. LAFFERTY & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents	$ 174,650
Due from broker	666,944
Commissions receivable	230,613
Securities - at market value (Note 3)	991,006
Fixed assets, net of accumulated depreciation of $396250 (Note e))	54,884
Other assets	259,107
Total assets	$ 2,377,204
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	738,877
Securities sold, not yet purchased - at market value (Note 3)	42,164
Total liabilities	781,041
Commitments and Contingencies (Notes 5 and 6)	
Stockholders' equity (Note 7)	
Common stock, no par value, 1,000 shares authorized, 200 shares issued and outstanding.	25,000
Additional paid-in capital	2,983,000
Retained earnings	(1,411,837)
Total stockholders' equity	1,596,163
Total liabilities and stockholders' equity	$ 2,377,204

The accompanying notes are an integral part of this statement.